Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated February 11, 2011

Invesco PowerShares

powerSHARES
Xchange Traded Notes™

DAG	PowerShares DB **Agriculture Double Long** ETN
AGF	PowerShares DB **Agriculture Long** ETN
ADZ	PowerShares DB **Agriculture Short** ETN
AGA	PowerShares DB **Agriculture Double Short** ETN

ETN & index data as of December 31, 2010

Description

The PowerShares DB Agriculture Double Long Exchange Traded Note (Symbol: DAG), PowerShares DB Agriculture Long Exchange Traded Note (Symbol: AGF), PowerShares DB Agriculture Short Exchange Traded Note (Symbol: ADZ) and PowerShares DB Agriculture Double Short Exchange Traded Note (Symbol: AGA) (collectively, the "PowerShares DB Agriculture ETNs") are the first exchange-traded products that provide investors with a cost-effective and convenient way to take a short or leveraged view on the performance of the agriculture sector.

All of the PowerShares DB Agriculture ETNs are based on a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture™, which is intended to track the long or short performance of the underlying futures contracts relating to corn, wheat, soybeans and sugar.

PowerShares DB Agriculture ETN & Index Data

Ticker symbols	
Agriculture Double Long	DAG
Agriculture Long	AGF
Agriculture Short	ADZ
Agriculture Double Short	AGA
Intraday indicative value symbols	
Agriculture Double Long	DAGIV
Agriculture Long	AGFIV
Agriculture Short	ADZIV
Agriculture Double Short	AGAIV
CUSIP symbols	
Agriculture Double Long	25154H558
Agriculture Long	25154H533
Agriculture Short	25154H541
Agriculture Double Short	25154H566
Details	
ETN price at initial listing	$25.00
Inception date	4/14/08
Maturity date	4/1/38
Yearly investor fee	0.75%
Leveraged reset frequency	Monthly
Listing exchange	NYSE Arca
Index symbol	DBLCYEAG
Issuer	
Deutsche Bank AG, London Branch	
Long-term Unsecured Obligations	

ETN History[1] (Growth of $10,000 since April 30, 2008)


DAG (Double Long)
AGF (Long)
ADZ (Short)
AGA (Double Short)
$30k
$20k
$10k
$0
'08
'09
'10
$8,888
$8,884
$6,378
$6,329

ETN Performance & Index History (%)[1]

	1 Year	3 Year	5 Year	10 Year	ETN Inception
ETN Performance					
Agriculture Double Long	30.86	–	–	–	-19.77
Agriculture Long	19.10	–	–	–	-6.76
Agriculture Short	-24.61	–	–	–	-1.79
Agriculture Double Short	-48.90	–	–	–	-11.19
Index History					
Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture	19.87	0.28	–	–	-6.44
Comparative Indexes[2]					
S&P 500	15.06	-2.86	–	–	0.10
Barclays Capital U.S. Aggregate	6.54	5.90	–	–	5.79

Source: Invesco PowerShares, Bloomberg L.P.

1 ETN performance figures are based on repurchase value. Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Index history is for illustrative purposes only and does not represent actual PowerShares DB Agriculture ETN performance. The inception date of the Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture™ is July 12, 2006. ETN Performance is based on a combination of the monthly returns or inverse monthly returns for the Agriculture Long ETNs and Agriculture Short ETNs, respectively, or two times the monthly returns or inverse monthly returns for the Agriculture Double Long ETNs and Agriculture Double Short ETNs, respectively, from the Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture Excess Return™ (the "Agriculture Index") plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the PowerShares DB Agriculture ETNs, less the investor fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. **PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.**

powersharesetns.com | dbfunds.db.com/notes 800 983 0903 | 877 369 4617

DAG	PowerShares DB **Agriculture Double Long** ETN
AGF	PowerShares DB **Agriculture Long** ETN
ADZ	PowerShares DB **Agriculture Short** ETN
AGA	PowerShares DB **Agriculture Double Short** ETN

ETN data as of December 31, 2010

Volatility (%)[1,2]	Double Long	Long	Short	Double Short
1 Year	62.89	31.36	31.39	62.74
2 Year	51.76	25.84	25.83	51.68

2-Year Historical Correlation[1,2]	Double Long	Long	Short	Double Short
S&P 500	0.52	0.52	-0.52	-0.52
Barclays Capital U.S. Aggregate	0.07	0.07	-0.07	-0.07

Annual Performance (%)[1]	Double Long	Long	Short	Double Short
2009	5.58	4.33	-8.76	-19.50
2010	30.86	19.10	-24.61	-48.90

What are the PowerShares DB Agriculture ETNs?

The PowerShares DB Agriculture ETNs are senior unsecured obligations issued by Deutsche Bank AG, London Branch that are linked to a total return version of the Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture™. The index is designed to reflect the performance of certain agriculture futures contracts on corn, wheat, soybeans and sugar.

Investors can buy and sell the PowerShares DB Agriculture ETNs at market price on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early redemption based on the performance of the index less investor fees. Investors may redeem the PowerShares DB Agriculture ETNs in blocks of no less than 200,000 securities and integral multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement, which may include a fee of up to $0.03 per security.

Benefits & Risks of PowerShares DB Agriculture ETNs

Benefits

- Leveraged and short notes
- Relatively low cost
- Intraday access
- Listed
- Transparent

Risks

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer

[2] The S&P 500® Index is an unmanaged index used as a measurement of change in stock market conditions based on the performance of a specified group of common stocks. The Barclays Capital U.S. Aggregate Bond Index™ is an unmanaged index considered representative of the U.S. investment-grade, fixed-rate bond market. Correlation indicates the degree to which two investments have historically moved in the same direction and magnitude. Volatility is the annualized standard deviation of index returns.

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Long, Short, and Leveraged exposure to commodities has never been easier.℠

Important Risk Considerations:

The PowerShares DB Agriculture ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer term inverse or leveraged investment results by means of securities that reset their exposure monthly. ***Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount (the amount you invested) is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the securities.*** **There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your securities may not be offset by any beneficial monthly performances.**

The PowerShares DB Agriculture ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the PowerShares DB Agriculture ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The PowerShares DB Agriculture ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the PowerShares DB Agriculture ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity and leveraged losses. Investing in the PowerShares DB Agriculture ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your PowerShares DB Agriculture ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the PowerShares DB Agriculture ETNs is zero, your investment will expire worthless.

The PowerShares DB Agriculture ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of PowerShares DB Agriculture ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the PowerShares DB Agriculture ETNs. Sales in the secondary market may result in losses.

The PowerShares DB Agriculture ETNs are concentrated in agriculture commodity futures contracts. The market value of the PowerShares DB Agriculture ETNs may be influenced by many unpredictable factors, including, among other things, volatile agriculture prices, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. The PowerShares DB Agriculture ETNs are concentrated in a single commodity sector, are speculative and generally will exhibit higher volatility than commodity products linked to more than one commodity sector.

The PowerShares DB Agriculture Double Long ETN and PowerShares DB Agriculture Double Short ETN are both leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors, Inc. or Invesco PowerShares Capital Management LLC are affiliated with Deutsche Bank.

An investor should consider the PowerShares DB Agriculture ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the PowerShares DB Agriculture ETNs involves risks, including possible loss of principal. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

Not FDIC Insured – No Bank Guarantee – May Lose Value

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

© 2011 Invesco PowerShares Capital Management LLC
P-DBAG-ETN-PC-1 01/11 powersharesetns.com | dbfunds.db.com/notes 800 983 0903 | 877 369 4617